FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date: December 21, 2010
Commission File Number: 001-33414
Denison Mines Corp.
(Translation of registrant’s name into English)
Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denison Mines Corp.
/s/ Sheila Colman
Date: December 21, 2010	Sheila Colman
Canadian Counsel and Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

1.	Final Short Form Prospectus dated December 16, 2010

2.	OSC Receipt

3.	Auditors’ (PWC) Consent

4.	Consent of Issuer’s Legal Counsel (Blakes)

5.	Consent of Underwriters’ Legal Counsel (Cassels Brock)

6.	Consent of Gilles Arseneau

7.	Consent of Lawrence B. Cochrane

8.	Consent of Michel Dagbert

9.	Consent of Luke Evans

10.	Consent of Neil N. Gow

11.	Consent of James W. Hendry

12.	Consent of Leo R. Hwozdyk

13.	Consent of Christopher Moreton

14.	Consent of Thomas C. Pool

15.	Consent of Cliff Revering

16.	Consent of William E. Roscoe

17.	Consent of David A. Ross

18.	Consent of Richard E. Routledge

19.	Consent of Malcolm Titley

20.	Consent of Douglas H. Underhill

21.	Press release dated December 20, 2010

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